Contact

www.linkedin.com/in/scott-brusaw-72a0842a (LinkedIn)
www.solarroadways.com (Company)

Top Skills

Hardware
Sustainable Energy
Nonprofits

Scott Brusaw

President & CEO at Solar Roadways Incorporated
Sagle, Idaho, United States

Summary

Over 25 years of industry experience and international work.

Specialties: Hardware, Firmware, Software, System Design

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Experience

Solar Roadways Incorporated
President & CEO
February 2006 - Present (20 years)
Sagle, Idaho

Solar Roadways consists of specially engineered solar panels that are tough enough to be driven upon. They generate electrical power from the sun and have the potential to become the nation's power grid, replacing our currently crumbling power distribution infrastructure. Roads, highways, parking lots, bike paths, sidewalks, driveways, playgrounds - any surface that is walked or driven upon can be replaced with Solar Road Panels.

Solar Roadways produces clean, renewable energy. No pollution, no greenhouse gases, no by-products.

Solar Roadways, being an "electric road", will also make all-electric vehicles more practical: recharging stations can be placed in all parking lots and rest stops. As parking lots go solar, EV's will have continually more options and more people are likely to feel ready to make the switch. We're also working with a Dynamic Charging group so that EVs can charge on a Solar Roadways while driving.

Radiant Bridge Solutions
Owner
April 2001 - February 2006 (4 years 11 months)

Contract engineering

ITT Technical Institute
Instructor
August 2003 - December 2004 (1 year 5 months)

Taught courses in electronics and microprocessors

PDi Communications
Director of Research and Development
December 1988 - March 2001 (12 years 4 months)

USMC
Sergeant (E-5) Ammunition Technician
May 1976 - May 1980 (4 years 1 month)

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Education

University of Dayton
MS, Electrical Engineering · (1990 - 1994)

University of Dayton
BS, Electrical Engineering · (1986 - 1988)

Sinclair Community College
AS, General Studies · (1983 - 1985)